No Act (DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





06040401

June 20, 2006

Joel L. Hoffner
President and Chief Executive Officer
Paragon Technologies, Inc.
600 Kuebler Road
Easton, PA 18040-9201

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 6/20/2006

Re: Paragon Technologies, Inc.
Incoming letter dated May 17, 2006

Dear Mr. Hoffner:

This is in response to your letter dated May 17, 2006 concerning the shareholder proposal submitted to Paragon by Jesse Ashcroft. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Jesse Ashcroft
127 Maple Drive
New Holland, PA 17557



PARAGON
TECHNOLOGIES



May 17, 2006

Via Overnight Courier

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: **Paragon Technologies, Inc., a Delaware Corporation (the "Company")**

To Whom It May Concern:

Attached hereto as Exhibit A is a stockholder proposal received by the Company from Jesse Ashcroft on May 1, 2006 (the "Stockholder Proposal"). The Company has notified Mr. Ashcroft, and hereby provides notice to the Securities and Exchange Commission (the "Commission") in accordance with Rule 14a-8 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934 (the "1934 Act"), that the Company will not include the Stockholder Proposal in the Company's 2006 Definitive Proxy Statement (the "Proxy Statement"). The Company intends to mail copies of the Proxy Statement to its stockholders and file the Proxy Statement with the Commission on or about June 19, 2006.

Pursuant to Rule 14a-8 of the 1934 Act, to be included in the Proxy Statement the Stockholder Proposal must have been received at the Company's principal executive offices not less than 120 calendar days before the date of the Company's Proxy Statement released to stockholders in connection with the previous year's annual meeting. As announced in the Company's "Notice of Annual Meeting of Stockholders" dated July 5, 2005, delivered to the Company's stockholders in connection with the Company's stockholders' meeting held on August 3, 2005, the deadline for submitting the Stockholder Proposal to the Company for inclusion in the Proxy Statement was March 8, 2006 (the "Stockholder Proposal Deadline"). As referenced above, Mr. Ashcroft submitted the Stockholder Proposal on May 1, 2006. Accordingly, Mr. Ashcroft missed the Stockholder Proposal Deadline and the Stockholder Proposal will not be included in the Proxy Statement.

Pursuant to Rule 14a-8 of the 1934 Act, the Company was required to file with the Commission no later than 80 calendar days before the filing of the Proxy Statement, its reasons for excluding the Stockholder Proposal from the Proxy Statement. The Company was unable to meet this deadline since it did not receive the Stockholder Proposal until May 1, 2006. Rule 14a-8 further provides that the Commission may permit the Company to make its submission later than 80 calendar days before the filing of the Proxy Statement if the Company demonstrates good cause for missing the deadline. Accordingly, the Company submits this letter to the Commission in accordance with the requirements of Rule 14a-8 of the 1934 Act and asks that the Commission acknowledge the Company's receipt of the Stockholder Proposal on May 1, 2006 as good cause for not filing this letter with the Commission within the period of time required by Rule 14a-8 of the 1934 Act.

Please do not hesitate to contact me if you have any questions regarding this matter. I can be reached at (610) 559-4027.

Best regards,



Joel L. Hoffner
President and CEO

JLH:sw

Enclosures

EXHIBIT A

Paragon Technologies
Attn: Secretary
600 Kubler Road
Easton PA 18040-9265

Dear Mr. Semenick,

As you know, I have been a shareholder of Paragon common stock for quite some time. Proof of a portion of my ownership, provided in the form of a statement from my E*trade account (for this account 2,400 shares) is attached for your additional information. If you require further proof of my ownership or additional information, please let me know immediately at 717-823-2767.

As an individual shareholder and pursuant to my understanding of the By-Laws of the company, and my understanding of Amex rules, I submit the attached proposal for consideration by shareholders. I certify that I will continue to hold not less than 2,400 shares through the date of the annual meeting.

Please acknowledge receipt of this request by signing and returning the enclosed copy of this letter to my home address: 127 Maple Drive, New Holland PA 17557.

Sincerely,



Jesse Ashcroft
Shareholder

Cc: Joel Hoffner, President
Ted Myers, Chairman

Paragon Technologies
Attn: Secretary
600 Kubler Road
Easton PA 18040-9265

Shareholder Proposal Dated 5/1/2006

I propose that the By-laws of Paragon Technologies Inc. be amended to require that the Board consist of at least seven (7) members, and no more than nine (9) members, with a majority of those Board members who then serve be deemed independent of the company.

I can be reached at 717-823-2767 if you have questions regarding this proposal. It is my cell number, and I have it on most of the time.

Sincerely,



Jesse Ashcroft
Shareholder

Cc: Joel Hoffner, President
Ted Myers, Chairman

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 20, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Paragon Technologies, Inc.
Incoming letter dated May 17, 2006

The proposal relates to the number of directors.

There appears to be some basis for your view that Paragon may exclude the proposal under rule 14a-8(e)(2) because Paragon received it after the deadline for submitting proposals. We note in particular your representation that Paragon did not receive the submission until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Paragon omits the submission from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Paragon did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Paragon's request that the 80-day requirement be waived.

Sincerely,



Mary Beth Breslin
Special Counsel